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                           April 14, 2023

       Peter Ferola
       Chief Legal Officer
       22nd Century Group, Inc.
       500 Seneca Street, Suite 507
       Buffalo, New York, 14204

                                                        Re: 22nd Century Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on April 11,
2023
                                                            File No. 333-271217

       Dear Peter Ferola:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202) 551-4985 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing